                                                                FILE NO. 5-37799
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                       BOSTON CELTICS LIMITED PARTNERSHIP
                                (Name of Issuer)
                       BOSTON CELTICS LIMITED PARTNERSHIP
                     BOSTON CELTICS LIMITED PARTNERSHIP II
                          CASTLE CREEK PARTNERS, L.P.
                               BCLP MERGER, INC.
                                 CELTICS, INC.
                                 PAUL E. GASTON
                                 DON F. GASTON
                                PAULA B. GASTON
                               JOHN H.M. LEITHEAD
                               JOHN B. MARSH, III
           UNITS REPRESENTING ASSIGNMENTS OF BENEFICIAL OWNERSHIP OF
                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   100576017
                     (CUSIP Number of Class of Securities)
                                 PAUL E. GASTON
               Chief Executive Officer and Chairman of the Board
                       Boston Celtics Limited Partnership
                              151 Merrimac Street
                                Boston, MA 02114
                                 (617) 523-6050
                                   COPIES TO:

          JOHN F. OLSON, ESQ.            JEFFREY L. HOLDEN, ESQ.
      GIBSON, DUNN & CRUTCHER LLP           ZAPRUDER & ODELL
      1050 Connecticut Ave., N.W.         601 13th Street, N.W.
        Washington, D.C. 20036           Washington, D.C. 20005
            (202) 955-8500                   (202) 508-9600

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
           and Communications on Behalf of Persons Filing Statement)
    THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e3 [17 CFR 240.13e3(c)] under the
       Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]
                            ------------------------

                           CALCULATION OF FILING FEE
================================================================================

              TRANSACTION VALUATION*                               AMOUNT OF FILLING FEE
-------------------------------------------------------------------------------------------------------
                  $117,869,204.30                                       $23,573.84

================================================================================

 * Determined based upon the average of the high and low prices of the Units of BCLP on April 16, 1998, as reported by the New York Stock Exchange.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $23,573.84               Form or Registration No.:  S-4

Filing Party:  Boston Celtics Limited Partnership    Date Filed:  April 17, 1998
================================================================================

                               INTRODUCTORY NOTE

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 relates to a proposed reorganization (the "Reorganization") pursuant to which Unit holders of Boston Celtics Limited Partnership ("BCLP") will receive, at their option, either (i) Units of Boston Celtics Limited Partnership II ("BCLP II"), $20 in principal amount of BCLP's 6% Subordinated Debentures due 2038 and $1 in cash or
(ii) limited partnership interests of Castle Creek Partners, L.P. ("Castle Creek"). The Reorganization is described in Registration Statement on Form S-4 relating to the Reorganization, a copy of which is attached hereto as Exhibit 17(d) (the "Information Statement/Prospectus").

     The information contained in the Information Statement/Prospectus is incorporated by reference in answer to the items of this Schedule 13E-3, and the Cross Reference Sheet set forth below shows the location in the Information Statement/Prospectus of the information required to be included herein. The information contained in the Information Statement/Prospectus, including the exhibits thereto, is hereby expressly incorporated by reference, and the responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the exhibits thereto.

                             CROSS REFERENCE SHEET
          (PURSUANT TO GENERAL INSTRUCTIONS D AND F TO SCHEDULE 13E-3)

    ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT/PROSPECTUS
    ----------------------                 --------------------------------------------
Item 1(a)......................    SUMMARY -- The Partnerships.
Item 1(b)-(d)..................    Cover Page; MARKET PRICES AND DISTRIBUTIONS.
Item 1(e)......................    Not applicable.
Item 1(f)......................    See Item 1 (f).
Item 2(a)-(d)..................    SUMMARY -- The Partnerships; SUMMARY -- Summary of the Terms
                                   of the Reorganization; MANAGEMENT.
Item 2(e)-(f)..................    None.
Item 2(g)......................    See Item 2 (g).
Item 3(a)......................    None.
Item 3(b)......................    SUMMARY -- Background of the Reorganization; SPECIAL
                                   FACTORS -- Background of the Reorganization; SPECIAL
                                   FACTORS -- Determinations of the Board of Directors of
                                   Celtics, Inc.
Item 4(a)-(b)..................    SUMMARY -- Overview of the Reorganization;
                                   SUMMARY -- Summary of the Terms of the Reorganization;
                                   SPECIAL FACTORS -- Background of the Reorganization; SPECIAL
                                   FACTORS -- Terms of the Reorganization.
Item 5(a)-(b)..................    Not applicable.
Item 5(c)......................    SUMMARY -- Restructuring Transactions;
                                   MANAGEMENT -- Directors and Officers after the
                                   Reorganization.
Item 5(d)......................    DESCRIPTION OF BCLP II UNITS; DESCRIPTION OF CASTLE CREEK
                                   INTERESTS.
Item 5(e)......................    SUMMARY -- Restructuring Transactions; SPECIAL FACTORS --
                                   Terms of the Reorganization.
Item 5(f)-(g)..................    RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks
                                   Relating to Castle Creek After the Reorganization -- Public
                                   Reporting; DESCRIPTION OF CASTLE CREEK INTERESTS.
Item 6(a)......................    SPECIAL FACTORS -- Financing the Reorganization.
Item 6(b)......................    RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks
                                   Relating to the Reorganization --
                                   Transaction Costs.
Item 6(c)......................    SPECIAL FACTORS -- Financing the Reorganization.
Item 6(d)......................    Not applicable.
Item 7(a)-(c)..................    SUMMARY -- Reasons to Reorganize; SUMMARY -- Alternatives to
                                   the Reorganization; SPECIAL FACTORS -- Background of the
                                   Reorganization; SPECIAL FACTORS -- Reasons to Reorganize;
                                   SPECIAL FACTORS -- Alternatives to the Reorganization.
Item 7(d)......................    SUMMARY -- Summary of the Terms of the Reorganization;
                                   SPECIAL FACTORS -- Terms of the Reorganization; SPECIAL
                                   FACTORS -- Determinations of the Board of Directors of
                                   Celtics, Inc.; CERTAIN FEDERAL INCOME TAX CONSEQUENCES.
Item 8(a)-(b)..................    SUMMARY -- Background of the Reorganization; SUMMARY --
                                   Recommendation of General Partner and Fairness
                                   Determination; SPECIAL FACTORS -- Background of the
                                   Reorganization; SPECIAL FACTORS -- Reasons to Reorganize;
                                   SPECIAL FACTORS -- Determinations of the Board of Directors
                                   of Celtics, Inc.

    ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT/PROSPECTUS
    ----------------------                 --------------------------------------------
Item 8(c)......................    SUMMARY -- Conditions to the Reorganization; VOTING
                                   INFORMATION -- Vote Required; Written Consent in Lieu of
                                   Meeting.
Item 8(d)......................    SUMMARY -- Risk Factors; RISK FACTORS AND OTHER IMPORTANT
                                   CONSIDERATIONS -- Risks Relating to the Reorganization -- No
                                   Independent Representation of Holders of BCLP Units; RISK
                                   FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating
                                   to the Reorganization -- No Independent Fairness Opinion or
                                   Appraisal; SPECIAL FACTORS -- Determinations of the Board of
                                   Directors of Celtics, Inc.
Item 8(e)......................    SUMMARY -- Recommendation of General Partner and Fairness
                                   Determination; SPECIAL FACTORS -- Background of the
                                   Reorganization; SPECIAL FACTORS -- Determinations of the
                                   Board of Directors of Celtics, Inc.
Item 8(f)......................    Not applicable.
Item 9(a)-(b)..................    SUMMARY -- Background of the Reorganization; SUMMARY --
                                   Recommendation of General Partner and Fairness
                                   Determination; SPECIAL FACTORS -- Background of the
                                   Reorganization; SPECIAL FACTORS -- Determinations of the
                                   Board of Directors of Celtics, Inc.
Item 9(c)......................    See Item 9(c).
Item 10(a).....................    MANAGEMENT -- Security Ownership of Certain Beneficial
                                   Owners and Management.
Item 10(b).....................    SUMMARY -- Overview of the Reorganization; RISK FACTORS AND
                                   OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the
                                   Reorganization -- Control by Gaston Affiliates.
Item 11........................    SUMMARY -- Overview of the Reorganization; RISK FACTORS AND
                                   OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the
                                   Reorganization -- Control by Gaston Affiliates.
Item 12(a).....................    SUMMARY -- Overview of the Reorganization; SUMMARY -- Risk
                                   Factors; RISK FACTORS AND OTHER IMPORTANT
                                   CONSIDERATIONS -- Risks Relating to the
                                   Reorganization -- Control by Gaston Affiliates.
Item 12(b).....................    SUMMARY -- Recommendation of General Partner and Fairness
                                   Determination; SPECIAL FACTORS -- Background of the
                                   Reorganization; SPECIAL FACTORS -- Determinations of the
                                   Board of Directors of Celtics, Inc.
Item 13(a).....................    SUMMARY -- No Appraisal Rights; VOTING INFORMATION -- No
                                   Appraisal Rights.
Item 13(b).....................    Not applicable.
Item 13(c).....................    SUMMARY -- Subordinated Debentures; DESCRIPTION OF
                                   SUBORDINATED DEBENTURES.
Item 14(a)-(b).................    SUMMARY -- Summary Historical Consolidated Financial
                                   Information of BCLP and Summary Unaudited Pro Forma
                                   Consolidated Financial Information of BCLP II and Castle
                                   Creek; SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA;
                                   INDEX TO FINANCIAL STATEMENTS.
Item 15(a)-(b).................    Not applicable.
Item 16........................    Information Statement/Prospectus.
Item 17(a).....................    Credit Agreement between Boston Celtics Limited Partnership and Citizens Bank of Massachusetts, dated May 20, 1998.

    ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT/PROSPECTUS
    ----------------------                 --------------------------------------------
Item 17(b).....................    Preliminary and Draft Presentation to the Special Committee
                                   of the Board of Directors of Celtics, Inc. by Houlihan Lokey
                                   Howard & Zukin Capital, dated November 11, 1997.
Item 17(c).....................    Letter Agreement Between Walcott Partners, L.P. and Stephen
                                   C. Schram, dated April 14, 1998.
Item 17(d).....................    Information Statement/Prospectus.
Item 17(e).....................    Not applicable.
Item 17(f).....................    Not applicable.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The issuer of the class of equity securities that is the subject of this Statement is Boston Celtics Limited Partnership ("BCLP"), whose principal executive office is located at 151 Merrimac Street, Boston, MA 02114. The information set forth under the heading "SUMMARY -- The Partnerships" in the Information Statement/Prospectus is incorporated herein by reference.

     (b)-(d) The information set forth on the Cover Page and under the heading "MARKET PRICES AND DISTRIBUTIONS" in the Information Statement/Prospectus is incorporated herein by reference.

     (e) Not applicable.

     (f) On August 30, 1995, BCLP redeemed an aggregate of 758,444 BCLP Units that were beneficially owned by Alan Cohen and his son and daughter. BCLP paid $21.50 per Unit in cash to Mr. Cohen's son and daughter for 90,300 Units, for a total payment of $1,941,450 and an average purchase price during the first quarter of fiscal 1995 of $21.50 per Unit. BCLP issued Mr. Cohen two notes for 668,114 Units at $21.50 per Unit, for an aggregate initial face amount of $14,365,096. These notes are due and payable on July 1, 2000, bear interest (paid quarterly) at 7.76% per annum and increase by specified amounts on each July 1 during their term. If Mr. Cohen holds the notes on July 1, 2000, he will be entitled to payment of $20,044,300, or $30.00 per Unit.

     On November 30, 1996, Celtics Capital Corporation, BCLP's indirect wholly owned subsidiary, acquired a total of 780,000 BCLP Units from Paul R. Dupee, Jr. and Westbury Partners L.P., an affiliate of Mr. Dupee, at $29.33 per Unit, for a total of $22,880,000 and an average purchase price during the second quarter of fiscal 1996 of $29.33 per Unit.

     On June 28, 1996, Paul E. Gaston elected to acquire BCLP Units that vest after ten years and contain certain restrictions as to transferability (the "1996 Restricted Units") in lieu of a $3,658,363 cash annual incentive payment. Based on a written report received from an independent employee benefits consultant regarding the appropriate discount to be applied, Celtics, Inc.'s Audit Committee awarded Mr. Gaston 234,886 1996 Restricted Units, for an average price during the fourth quarter of fiscal 1996 of $15.58 per 1996 Restricted Unit.

     On June 30, 1997, Paul E. Gaston elected to exchange options to purchase 250,000 BCLP Units for 250,000 BCLP Units that vest after ten years and contain certain restrictions as to transferability (the "1997 Restricted Units"). Based on a written report received from an independent employee benefits consultant regarding the appropriate discount to be applied, the options that Mr. Gaston exchanged for the 1997 Restricted Units were valued at $17.325 per Unit, for an average purchase price during the fourth quarter of fiscal 1997 of $17.325 per Unit.

     On May 8, 1998, Paul E. Gaston purchased 14 BCLP Units in the open market at a price of $19.75 per Unit, for an average purchase price during the fourth quarter of fiscal 1998 of $19.75 per Unit.

     On May 8, 1998, Don F. Gaston purchased 15 BCLP Units in the open market at a price of $19.75 per Unit, for an average purchase price during the fourth quarter of fiscal 1998 of $19.75 per Unit.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d) This Statement is being filed jointly by BCLP, the issuer of the securities that are the subject of the Rule 13e-3 transaction, BCLP II, Castle Creek, BCLP Merger, Inc. ("MergerSub"), Celtics, Inc. and each member of Celtics, Inc.'s Board of Directors (Paul E. Gaston, Don F. Gaston, Paula B. Gaston, John H.M. Leithead and John B. Marsh, III). The information with respect to BCLP, BCLP II, and Castle Creek set forth under the heading "SUMMARY -- The Partnerships" is incorporated herein by reference.

     The information with respect to MergerSub set forth under the heading "SUMMARY -- Summary of the Terms of the Reorganization" is incorporated herein by reference.

     The information with respect to Celtics, Inc., BCLP II GP, Inc. and Castle Creek GP, Inc. set forth under the heading "SUMMARY -- The Partnerships" is incorporated herein by reference.

     The information with respect to the directors and executive officers of Celtics, Inc., BCLP II GP, Inc. and Castle Creek GP, Inc. set forth under the heading "MANAGEMENT" is incorporated herein by reference.

     (e)-(f) None.

     (g) Each of the individuals identified in response to Item 2(a) are U.S. citizens.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a) Not applicable.

     (b) The information set forth under the headings "SUMMARY -- Background of the Reorganization," "SPECIAL FACTORS -- Background of the Reorganization" and "SPECIAL FACTORS -- Determinations of the Board of Directors of Celtics, Inc." in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a)-(b) The information set forth under the headings "SUMMARY -- Overview of the Reorganization," "SUMMARY -- Summary of the Terms of the Reorganization," "SPECIAL FACTORS -- Background of the Reorganization" and "SPECIAL
FACTORS -- Terms of the Reorganization" in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(b) Not applicable.

     (c) The information set forth under the headings "SUMMARY -- Restructuring Transactions" and "MANAGEMENT -- Directors and Officers after the
Reorganization" in the Information Statement/ Prospectus is incorporated herein by this reference.

     (d) The information set forth under the headings "DESCRIPTION OF BCLP II UNITS" and "DESCRIPTION OF CASTLE CREEK INTERESTS" in the Information Statement/Prospectus is incorporated herein by reference.

     (e) The information set forth under the headings "SUMMARY -- Restructuring Transactions" and "SPECIAL FACTORS -- Terms of the Reorganization" in the Information Statement/Prospectus is incorporated herein by reference.

     (f)-(g) The information set forth under the headings "RISK FACTORS -- Risks Relating to Castle Creek after the Reorganization -- Public Reporting" and "DESCRIPTION OF CASTLE CREEK INTERESTS" in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth under the heading "SPECIAL
FACTORS -- Financing the Reorganization" in the Information Statement/Prospectus is incorporated herein by reference.

     (b) The information set forth under the heading "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the Reorganization -- Transaction Costs" in the Information Statement/Prospectus is incorporated herein by reference.

     The following table sets forth estimates of all expenses payable by BCLP in connection with the Reorganization.

Registration Fee............................................    $   34,921.56
NYSE Fee....................................................        35,000.00
Printing Expenses...........................................       110,000.00
Legal Fees and Expense......................................       800,000.00
Accounting Fees and Expenses................................        50,000.00
Miscellaneous...............................................       470,078.44
                                                                -------------
Total.......................................................    $1,500,000.00
                                                                =============


---------------
* To be completed by amendment.

     (c) The information set forth under the heading "SPECIAL
FACTORS -- Financing the Reorganization" in the Information Statement/Prospectus is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

     (a)-(c) The information set forth under the headings "SUMMARY -- Reasons to Reorganize," "SUMMARY -- Alternatives to the Reorganization," "SPECIAL
FACTORS -- Background of the Reorganization," "SPECIAL FACTORS -- Reasons to Reorganize" and "SPECIAL FACTORS -- Alternatives to the Reorganization" in the Information Statement/Prospectus is incorporated herein by reference.

     (d) The information set forth under the headings "SUMMARY -- Summary of the Terms of the Reorganization," "SPECIAL FACTORS -- Terms of the Reorganization," "SPECIAL FACTORS -- Determinations of the Board of Directors of Celtics, Inc." and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Information
Statement/Prospectus is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

     (a)-(b) The information set forth under the headings "SUMMARY -- Background of the Reorganization," "SUMMARY -- Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS -- Background of the Reorganization," "SPECIAL FACTORS -- Reasons to Reorganize" and "SPECIAL
FACTORS -- Determinations of the Board of Directors of Celtics, Inc." in the Information Statement/Prospectus is incorporated herein by reference.

     (c) The information set forth under the headings "SUMMARY -- Conditions to the Reorganization" and "VOTING INFORMATION -- Vote Required; Written Consent in Lieu of Meeting" in the Information Statement/Prospectus is incorporated herein by reference.

     (d) The information under the headings "SUMMARY -- Risk Factors" "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the Reorganization -- No Independent Representation of Holders of BCLP Units," "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the Reorganization -- No Independent Fairness Opinion or Appraisal" and "SPECIAL FACTORS -- Determinations of the Board of Directors of Celtics, Inc." in the Information Statement/Prospectus is incorporated herein by reference.

     (e) The information under the headings "SUMMARY -- Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS -- Background of the Reorganization" and "SPECIAL FACTORS -- Determinations of the Board of Directors of Celtics, Inc." in the Information Statement/ Prospectus is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a)-(b) The information under the headings "SUMMARY -- Background of the Reorganization," "SUMMARY -- Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS -- Background of the Reorganization" and "SPECIAL FACTORS -- Determinations of the Board of Directors of Celtics, Inc." in the Information Statement/Prospectus is incorporated herein by reference.


     (c) The Preliminary and Draft Presentation to the Special Committee of the Board of Directors of Celtics, Inc. by Houlihan Lokey Howard & Zukin Capital, dated November 11, 1997, will be made available for inspection and copying at the principal executive offices of BCLP II and Castle Creek during their regular business hours by any interested BCLP II Unit holder or holder of Castle Creek Interests or his or her representatives who has been so designated in writing.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The information set forth under the heading "MANAGEMENT -- Security Ownership of Certain Beneficial Owners and Management" in the Information Statement/Prospectus is incorporated herein by reference.

     (b) The information under the headings "SUMMARY -- Overview of the Reorganization" and "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the Reorganization -- Control by Gaston Affiliates" in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     The information under the headings "SUMMARY -- Overview of the Reorganization" and "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the Reorganization -- Control by Gaston Affiliates" in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a) The information set forth under the headings "SUMMARY -- Overview of the Reorganization," "SUMMARY -- Risk Factors" and "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS -- Risks Relating to the Reorganization -- Control by Gaston Affiliates" in the Information Statement/Prospectus is incorporated herein by reference.

     (b) The information under the headings "SUMMARY -- Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS -- Background of the Reorganization" and "SPECIAL FACTORS -- Determinations of the Board of Directors of Celtics, Inc." in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

     (a) The information set forth under the headings "SUMMARY -- No Appraisal Rights" and "VOTING INFORMATION -- No Appraisal Rights" in the Information Statement/Prospectus is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth under the headings "SUMMARY -- Subordinated Debentures" and "DESCRIPTION OF SUBORDINATED DEBENTURES" is hereby incorporated by reference.

ITEM 14.  FINANCIAL INFORMATION

     (a)-(b) The information set forth under the headings "SUMMARY -- Summary Historical Consolidated Financial Information of BCLP and Summary Unaudited Pro Forma Consolidated Financial Informa-tion of BCLP II and Castle Creek," "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "INDEX TO FINANCIAL STATEMENTS" in the Information
Statement/Prospectus is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a)-(b) Not applicable.

ITEM 16.  ADDITIONAL INFORMATION

     The information included in the Information Statement/Prospectus is incorporated herein by reference.

ITEM 17.  MATERIALS TO BE FILED AS EXHIBITS

     (a) Credit Agreement Between Boston Celtics Limited Partnership and Citizens Bank of
       Massachusetts, dated May 20, 1998.*


     (b) Preliminary and Draft Presentation to the Special Committee of the Board of Directors of Celtics, Inc. by Houlihan Lokey Howard & Zukin Capital, dated November 11, 1997.


     (c) Letter Agreement Between Walcott Partners, L.P. and Stephen C. Schram, dated April 14, 1998.*

     (d) Information Statement/Prospectus.

     (e) Not applicable.

     (f) Not applicable.
---------------

* Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated: June 5, 1998


                                          BOSTON CELTICS LIMITED PARTNERSHIP

                                          By: Celtics, Inc.
                                          Its: General Partner

                                          By: /s/ PAUL E. GASTON
                                            ------------------------------------
                                            PAUL E. GASTON
                                            Chief Executive Officer and
                                              President

                                          BOSTON CELTICS LIMITED PARTNERSHIP II

                                          By: BCLP II GP, Inc.
                                          Its: General Partner

                                          By: /s/ PAUL E. GASTON
                                            ------------------------------------
                                            PAUL E. GASTON
                                              Chief Executive Officer and
                                              President

                                          CASTLE CREEK LIMITED PARTNERSHIP

                                          By: Castle Creek Partners GP, Inc.
                                          Its: General Partner

                                          By: /s/ PAUL E. GASTON
                                            ------------------------------------
                                            PAUL E. GASTON
                                            Chief Executive Officer and
                                              President

                                          BCLP MERGER, INC.

                                          By: /s/ PAUL E. GASTON
                                            ------------------------------------
                                            PAUL E. GASTON
                                            Chief Executive Officer and
                                              President

                                          CELTICS, INC.

                                          By: /s/ PAUL E. GASTON
                                            ------------------------------------
                                            PAUL E. GASTON
                                            Chief Executive Officer and
                                              President

                                              /s/ PAUL E. GASTON
                                            ------------------------------------
                                            PAUL E. GASTON

                                               /s/ DON E. GASTON
                                               ---------------------------------
                                             DON E. GASTON

                                               /s/ PAULA B. GASTON
                                             -----------------------------------
                                             PAULA B. GASTON

                                               /s/ JOHN H.M. LEITHEAD
                                             -----------------------------------
                                             JOHN H.M. LEITHEAD

                                               /s/ JOHN B. MARSH, III
                                             -----------------------------------
                                             JOHN B. MARSH, III

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                DESCRIPTION
-------                              -----------
17.(a)       Credit Agreement Between Boston Celtics Limited Partnership
             and Citizens Bank of
             Massachusetts, dated May 20, 1998.*
17.(b)       Preliminary and Draft Presentation to the Special Committee
             of the Board of Directors of Celtics, Inc. by Houlihan Lokey
             Howard & Zukin Capital, dated November 11, 1997.
17.(c)       Letter Agreement Between Walcott Partners, L.P. and Stephen
             C. Schram, dated April 14, 1998.*
17.(d)       Information Statement/Prospectus.
17.(e)       Not applicable.
17.(f)       Not applicable.


---------------

* Previously filed.